UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WESCO AIRCRAFT HOLIDNGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

950814103

(CUSIP Number)

Makaira Partners, LLC

c/o Sean Hidey, Chief Operating Officer

7776 Ivanhoe Avenue #250,

La Jolla, California 92037

(858) 626-2874

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Makaira Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 9,325,308
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 9,325,308
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,325,308
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Bancroft III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 78,120
	8.	SHARED VOTING POWER 9,325,308 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 78,120
	10.	SHARED DISPOSITIVE POWER 9,325,308 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,403,428 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2015 (collectively, this “Schedule 13D”) by Thomas M. Bancroft III (“Mr. Bancroft”) and Makaira Partners, LLC (“Makaira” and together, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share, of Wesco Aircraft Holdings, Inc. (“Common Stock”), a Delaware corporation (the “Company”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

Since February 27, 2015, private investment funds and separate accounts over which Makaira has discretionary trading authority (the “Makaira Clients”) have purchased, in the aggregate, 9,325,308 shares of Common Stock at an aggregate purchase price (excluding trading commissions and related administrative costs) of $20,481,151.69. The source of funding for these purchases was capital of the respective private investment funds and separate accounts.

In addition, as partial compensation for Mr. Bancroft’s service on the board of directors of the Company (the “Board”), the Company issued to Mr. Bancroft 4,734 shares of Common Stock for fiscal year 2016 and 5,956 shares of Common Stock for fiscal year 2017. Of the shares issued for fiscal year 2017, 1,489 shares will vest on both June 30, 2017 and September 30, 2017, subject to Mr. Bancroft’s continued service on the Board through the applicable vesting date.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

The Common Stock beneficially owned by the Reporting Persons were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)	Calculation of percentage ownership reported in this Schedule 13D is based upon 99,686,786 shares of Common Stock outstanding as of March 31, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Company on May 10, 2017.

Makaira beneficially owns, in the aggregate, 9,325,308 shares of Common Stock, which represent approximately 9.4% of the outstanding Common Stock.

Mr. Bancroft may be deemed to beneficially own (including Common Stock beneficially owned by Makaira), in the aggregate, 9,403,428 shares of Common Stock, which represent approximately 9.4% of the outstanding Common Stock. Shares reported as being beneficially owned by Mr. Bancroft include the shares reported as beneficially owned by Makaira. Mr. Bancroft is the Managing Member of Makaira and thus may be deemed to beneficially own shares beneficially owned by Makaira.

(b)	Makaira has the power to vote or to direct the vote and the power to dispose or to direct the disposition of all 9,325,308 shares of Common Stock beneficially owned by Makaira. However, in his capacity as Managing Member, Portfolio Manager and Chief Investment Officer of Makaira, Mr. Bancroft may be deemed to share with Makaira the power to vote or to direct the vote and the power to dispose or to direct the disposition of all Common Stock beneficially owned by Makaira.

In addition, Mr. Bancroft has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 78,120 shares of Common Stock that are beneficially owned by him separately from the Common Stock beneficially owned by Makaira.

(c)	The information set forth in Item 3 above is incorporated herein by reference in response to this Item 5(c).

On May 26, 2017, Makaira purchased on the open market, on behalf of one or more Makaira Clients, an aggregate of 150,000 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $9.4529 per share.

On May 16, 2017, Makaira purchased on the open market, on behalf of one or more Makaira Clients, an aggregate of 500,000 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $8.8524 per share.

On May 15, 2017, Makaira purchased on the open market, on behalf of one or more Makaira Clients, an aggregate of 275,000 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $8.9597 per share.

On May 12, 2017, Makaira purchased on the open market, on behalf of one or more Makaira Clients, an aggregate of 225,000 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $8.1601 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAKAIRA PARTNERS, LLC

/s/ Sean Hidey
Signature

COO and CCO of Makaira Partners, LLC
Title

May 31, 2017
Date

THOMAS M. BANCROFT III

/s/ Thomas M. Bancroft III
Signature

Title

May 31, 2017
Date